UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006152

January 20, 2004

Thomas G. Berkemeyer
Associate General Counsel
American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215-2373

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-20-2004

Re: American Electric Power Company, Inc.
Incoming letter dated December 17, 2003

Dear Mr. Berkemeyer:

This is in response to your letters dated December 17, 2003 and January 8, 2003 concerning a shareholder proposal submitted to AEP by the International Brotherhood of Electrical Workers' Pension Benefit Fund. We also have received a letter from the proponent dated December19, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Jerry J. O'Connor
Trustee
International Brotherhood of Electrical Workers' Pension Benefit Fund
1125 Fifteenth St., NW
Washington, DC 20005

AMERICAN ELECTRIC POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Thomas G. Berkemeyer
Associate General Counsel

614/716-1648 (P)
614/716-1687 (F)
tgberkemeyer@aep.com

Securities Exchange Act of 1934
Rule 14a-8

VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: American Electric Power Company, Inc.
File No. 1-3525**

December 17, 2003

Dear Madam or Sir:

American Electric Power Company, Inc. ("AEP") has received from Jerry J. O'Connor, Trustee of the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund"), on behalf of the Fund (the "Proponent") a letter, dated November 21, 2003, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that the Proponent intends to have included in AEP's proxy material relating to its 2004 Annual Meeting. The Proposal is attached hereto as Exhibit A.

This letter is to notify the Securities and Exchange Commission of AEP's intention to omit the Proposal from its proxy material relating to its 2004 Annual Meeting pursuant to Rule 14a-8(f)(1) and the reason for the intended omission.

AEP believes that the Proposal may be excluded from AEP's proxy materials pursuant to Rule 14a-8(f)(1) because the Proponent did not provide the required information within 14 days of the date the Proponent received our request for information. Rule 14a-8(f)(1) requires that a company, within 14 calendar days of receiving a shareholder proposal, provide the shareholder written notice of any defect and the shareholder must then respond to this notice within 14 calendar days of receiving the notice of defect. See correspondence from AEP to Proponent attached hereto as Exhibit B. To date, AEP has not received a response to its request for additional information regarding the Proponent's ownership of AEP's stock.

For the reasons set forth above, AEP believes that the Proposal may be omitted from its proxy materials in accordance with Rules 14a-8(f) because the Proponent has not satisfied the eligibility and procedural requirements under such rules. If the Staff disagrees with our conclusion that this Proposal may be omitted from the proxy materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

If you desire any additional information, please telephone the undersigned at (614) 716-1648.

Very truly yours,

Thomas G. Berkemeyer
Assistant Secretary

EXHIBIT A

TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'® PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

November 21, 2003

VIA FAX AND U. S. MAIL

Ms. Susan Tomasky
Corporate Secretary
American Electric Power - Corporate Headquarters
1 Riverside Plaza
Columbus, OH 43215-2372

Dear Ms. Tomasky:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in AEP Corporation's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2004.

The proposal relates to "**Executive Severance Agreements**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 36,866 shares of AEP Corporation common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2004 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jerry J. O'Connor
Trustee

JOC:daw
Enclosure

Form 972

RESOLVED: that the shareholders of American Electric Power ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

SUPPORTING STATEMENT

In our opinion, severance agreements as described in the resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements.

For those reasons, we urge shareholders to vote for this proposal.

EXHIBIT B

AMERICAN ELECTRIC POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Thomas G. Berkemeyer
Associate General Counsel

614/716-1648 (P)
614/716-1687 (F)
tgberkemeyer@aep.com

VIA EXPRESS MAIL

Mr. Jerry J. O'Connor, Trustee
Trust for the International Brotherhood of Electrical
Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, D.C. 20005

December 1, 2003

Re: Proposal for Shareholder Consideration at the AEP 2004 Annual Meeting

Dear Mr. O'Connor:

This is in response to your request to include a shareholder proposal in the proxy statement of American Electric Power Company for its 2004 annual meeting.

I am writing to inform you that your proposal does not comply with Securities and Exchange Commission ("SEC") Rules 14a-8(b)(1) and (2). These "proxy rules" require that all non-registered shareholders must prove their eligibility to the company in order to submit shareholder proposals. This proof may be in the form of a written statement from the "record" holder of the securities verifying that, at the time the proposal was submitted, the shareholder continuously held at least $2,000 in market value of AEP's voting securities for at least one year. We have not yet received any such proof.

SEC Rule 14a-8(f)(1) will allow you to cure these deficiencies. To do so, your response must be postmarked or transmitted electronically to me at TGBERKEMEYER@AEP.COM within fourteen (14) days of receiving this notification.

Very truly yours,

AMERICAN ELECTRIC POWER COMPANY, INC.

Thomas G. Berkemeyer
Assistant Secretary

TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'® PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

December 19, 2003

RECEIVED 2003 DEC 29 PM 5:25 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

VIA FAX & U.S. MAIL

Office of Chief Counsel
Division of Corporate Finance
U.S. SEC
450 Fifth Street NW
Washington, DC 20549

Re: Response to American Electric Power's (AEP) Request for No-Action Advice Concerning the International Brotherhood of Electrical Workers' Pension Benefit Fund Shareholder Proposal

Dear Sir or Madam:

The International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") hereby submits this letter in reply to AEP's (the "Company") request for No-Action Advice concerning the shareholder proposal our Fund submitted to the Company for inclusion in the Company's proxy materials for its annual meeting in 2004.

In its December 17, 2003 letter to the Securities and Exchange Commission (Exhibit A), the Company argues that the Fund did not provide verification of ownership of Company stock within the 14 days of receiving Company's request for such documentation. I have enclosed the Company letter (Exhibit B) which formally requests the fund to prove their eligibility. Please note that this letter was received by the Fund on December 2, 2003. Furthermore, Exhibits C & D show our custodial bank's letter of verification and fax transmission report which were electronically transmitted December 16, 2003. This was 14 days after the Fund received the request and thus satisfies the requirements of rule 14a(8).

Our fund has met the verification requirements and therefore, the Company's request should be denied and the Fund's proposal should be included in its 2004 proxy materials.

Season's Greetings!

Respectfully submitted,

Jerry J. O'Connor
Trustee

JOC:daw
Enclosure
Copy to Mr. Thomas G. Berkemeyer
American Electric Power Corporation

Form 972

Exhibit A

AMERICAN ELECTRIC POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Thomas G. Berkemeyer
Associate General Counsel

614/716-1648 (P)
614/716-1687 (F)
tgberkemeyer@aep.com

Securities Exchange Act of 1934
Rule 14a-8

VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: American Electric Power Company, Inc.
File No. 1-3525

December 17, 2003

Dear Madam or Sir:

American Electric Power Company, Inc. ("AEP") has received from Jerry J. O'Connor, Trustee of the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund"), on behalf of the Fund (the "Proponent") a letter, dated November 21, 2003, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that the Proponent intends to have included in AEP's proxy material relating to its 2004 Annual Meeting. The Proposal is attached hereto as Exhibit A.

This letter is to notify the Securities and Exchange Commission of AEP's intention to omit the Proposal from its proxy material relating to its 2004 Annual Meeting pursuant to Rule 14a-8(f)(1) and the reason for the intended omission.

AEP believes that the Proposal may be excluded from AEP's proxy materials pursuant to Rule 14a-8(f)(1) because the Proponent did not provide the required information within 14 days of the date the Proponent received our request for information. Rule 14a-8(f)(1) requires that a company, within 14 calendar days of receiving a shareholder proposal, provide the shareholder written notice of any defect and the shareholder must then respond to this notice within 14 calendar days of receiving the notice of defect. See correspondence from AEP to Proponent attached hereto as Exhibit B. To date, AEP has not received a response to its request for additional information regarding the Proponent's ownership of AEP's stock.

For the reasons set forth above, AEP believes that the Proposal may be omitted from its proxy materials in accordance with Rules 14a-8(f) because the Proponent has not satisfied the eligibility and procedural requirements under such rules. If the Staff disagrees with our conclusion that this Proposal may be omitted from the proxy materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

If you desire any additional information, please telephone the undersigned at (614) 716-1648.

Very truly yours,

Thomas G. Berkemeyer
Assistant Secretary

EXHIBIT A

TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'® PENSION BENEFIT FUND

1125 Fifteenth St. N.W. Washington, D.C. 20005

November 21, 2003

VIA FAX AND U. S. MAIL

Ms. Susan Tomasky
Corporate Secretary
American Electric Power - Corporate Headquarters
1 Riverside Plaza
Columbus, OH 43215-2372

Dear Ms. Tomasky:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in AEP Corporation's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2004.

The proposal relates to "**Executive Severance Agreements**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 36,866 shares of AEP Corporation common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2004 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Jerry J. O'Connor
Trustee

JOC:daw
Enclosure

RESOLVED: that the shareholders of American Electric Power ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

SUPPORTING STATEMENT

In our opinion, severance agreements as described in the resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements.

For those reasons, we urge shareholders to vote for this proposal.

Exhibit B

2003 DEC 2 AM 9 16

AMERICAN ELECTRIC POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Thomas G. Berkemeyer
Associate General Counsel

614/716-1648 (P)
614/716-1687 (F)
tgberkemeyer@aep.com

VIA EXPRESS MAIL

Mr. Jerry J. O'Connor, Trustee
Trust for the International Brotherhood of Electrical
Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, D.C. 20005

December 1, 2003

Re: Proposal for Shareholder Consideration at the AEP 2004 Annual Meeting

Dear Mr. O'Connor:

This is in response to your request to include a shareholder proposal in the proxy statement of American Electric Power Company for its 2004 annual meeting.

I am writing to inform you that your proposal does not comply with Securities and Exchange Commission ("SEC") Rules 14a-8(b)(1) and (2). These "proxy rules" require that all non-registered shareholders must prove their eligibility to the company in order to submit shareholder proposals. This proof may be in the form of a written statement from the "record" holder of the securities verifying that, at the time the proposal was submitted, the shareholder continuously held at least $2,000 in market value of AEP's voting securities for at least one year. We have not yet received any such proof.

SEC Rule 14a-8(f)(1) will allow you to cure these deficiencies. To do so, your response must be postmarked or transmitted electronically to me at TGBERKEMEYER@AEP.COM within fourteen (14) days of receiving this notification.

Very truly yours,

AMERICAN ELECTRIC POWER COMPANY, INC.

Thomas G. Berkemeyer
Assistant Secretary

Doc #215632.v1 Date: 12/1/2003 12:42 PM

EXHIBIT B

AMERICAN® ELECTRIC POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Thomas G. Berkemeyer
Associate General Counsel

614/716-1648 (P)
614/716-1687 (F)
tgberkemeyer@aep.com

VIA EXPRESS MAIL

Mr. Jerry J. O'Connor, Trustee
Trust for the International Brotherhood of Electrical
Workers' Pension Benefit Fund
1125 Fifteenth Street, N.W.
Washington, D.C. 20005

December 1, 2003

Re: Proposal for Shareholder Consideration at the AEP 2004 Annual Meeting

Dear Mr. O'Connor:

This is in response to your request to include a shareholder proposal in the proxy statement of American Electric Power Company for its 2004 annual meeting.

I am writing to inform you that your proposal does not comply with Securities and Exchange Commission ("SEC") Rules 14a-8(b)(1) and (2). These "proxy rules" require that all non-registered shareholders must prove their eligibility to the company in order to submit shareholder proposals. This proof may be in the form of a written statement from the "record" holder of the securities verifying that, at the time the proposal was submitted, the shareholder continuously held at least $2,000 in market value of AEP's voting securities for at least one year. We have not yet received any such proof.

SEC Rule 14a-8(f)(1) will allow you to cure these deficiencies. To do so, your response must be postmarked or transmitted electronically to me at TGBERKEMEYER@AEP.COM within fourteen (14) days of receiving this notification.

Very truly yours,

AMERICAN ELECTRIC POWER COMPANY, INC.

Thomas G. Berkemeyer
Assistant Secretary

Eyhibit C

Mellon

Mellon Global Securities Services

December 16, 2003

Ms. Susan Tomasky
Corporate Secretary
American Electric Power – Corporate Headquarters
1 Riverside Plaza
Columbus, OH 43215-2372

RE:. Executive Severance Agreements

Dear Ms. Tomasky:

Mellon Trust of New England, formerly Boston Safe Deposit and Trust Company, is the custodian for the IBEW Pension Benefit Fund, which held 36,866 shares of AEP Corporation common stock on December 16, 2003. The fund has held at least $2,000 worth of AEP Corporation common stock for the past year. The fund, as beneficiary, is the proponent of a shareholder proposal submitted to the Company pursuant to Rule 14 (a)-8 of the Securities and Exchange Commission rules and regulations.

Please call me at (617) 382-1213 if you have any questions on the shares of AEP Corporation common stock held at Mellon Trust of New England for the IBEW Pension Benefit Fund.

Very truly yours,

Christine D. Kuhn
Vice President

cc: Jim Voye, IBEW Pension Benefit Fund

✓

** TX STATUS REPORT ** AS OF DEC 16 '03 17:14 PAGE.01

THE BOSTON COMPANY

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	CMD#	STATUS
31	12/16	17:14	816147161603	EC--S	00'40"	002		OK

Exhibit D

AMERICAN® ELECTRIC POWER

RECEIVED
2004 JAN -9 PM 2:46
OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Thomas G. Berkemeyer
Associate General Counsel

614/716-1648 (P)
614/716-1687 (F)
tgberkemeyer@aep.com

Securities Exchange Act of 1934
Rule 14a-8

VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: American Electric Power Company, Inc.
File No. 1-3525**

January 8, 2004

Dear Madam or Sir:

In a letter (the "Letter") dated December 17, 2003 (Attachment A), American Electric Power Company, Inc. ("AEP") notified the Commission that, pursuant to Rule 14a-8(f)(1), AEP intends to omit a proposal from its proxy material relating to its 2004 Annual Meeting (the "Proposal"), received from Jerry J. O'Connor, Trustee of the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund") on behalf of the Fund (the "Proponent"). The Letter read, in relevant part:

> AEP believes that the Proposal may be excluded from AEP's proxy materials pursuant to Rule 14a-8(f)(1) because the Proponent did not provide the required information within 14 days of the date the Proponent received our request for information. Rule 14a-8(f)(1) requires that a company, within 14 calendar days of receiving a shareholder proposal, provide the shareholder written notice of any defect and the shareholder must then respond to this notice within 14 calendar days of receiving the notice of defect. See correspondence from AEP to Proponent attached hereto as Exhibit B. To date, AEP has not received a response to its request for additional information regarding the Proponent's ownership of AEP's stock.

In a letter dated December 19, 2003, addressed to the Office of Chief Counsel, Division of Corporation Finance and copied to AEP, the Proponent stated that the information AEP requested had been electronically submitted on December 16, 2003. The Proponent attached a copy of a facsimile status report (Attachment B) indicating that a two-page facsimile was sent from Proponent's custodial bank and received by a facsimile machine at AEP on December 16, 2003 at 5:14 p.m.

Our records show that a two-page facsimile was received on that date at 5:15 p.m. from a facsimile machine identified in Proponent's December 19 letter as its custodial bank's.[1] However, after due inquiries with the AEP employees having responsibility to receive and route facsimiles printed at the relevant facsimile machine, no such facsimile has been located.

On December 17, 2003, I had asked the AEP employees who have responsibility over both incoming facsimiles and physically delivering correspondence addressed to AEP's Secretary if they were aware of any response from the Proponent. I was informed that there was none. After receiving Proponent's December 19, 2003 letter, further inquiries were made of the same and other individuals. The response had not changed – no one had received or was aware of any letter sent by Proponent's custodial bank on December 16.

If the letter from Proponent's custodial bank was in fact delivered by facsimile on December 16, 2003 – and we do not dispute the facsimile status reports reflecting receipt of a two page facsimile – such facsimile would have been received after the close of business and after the AEP employees having responsibility to receive and route facsimiles printed at the relevant facsimile machine had left the office. Accordingly, the first instance an AEP employee would have become aware of the facsimile and 'received' it would have been the following morning, December 17. Significantly, these employees have stated that nothing had been received from Proponent's custodial bank following the close of business on December 16.

---

[1] AEP did not provide the Proponent with the number of the facsimile machine at AEP that, according to the facsimile status reports, received a two-page facsimile from Proponent's custodial bank. Our request for additional information from the Proponent included the facsimile number of a different machine, the facsimile number associated with the author of that request.

Given the facsimile status reports, AEP cannot eliminate the possibility that a conforming response was printed on a facsimile machine situated in its offices on December 16, 2003. Certainly, no response was received prior to the close of business on December 16, 2003.

The Division has previously stated that it would not recommend enforcement action if a proposal was excluded following the petitioning company's representation that the proponent had not established the necessary ownership requirements "by the close of business" on the 14th day following receipt of the company's request. *Humana Inc.* (November 17, 1986) (approving exclusion of a proposal where proponent verbally promised, but subsequently failed, to establish requisite ownership thresholds.)

If the Staff disagrees with our conclusion that this Proposal may be omitted from the proxy materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

If you require any additional information, please call me at (614) 716-1648.

Very truly yours,

Thomas G. Berkemeyer
Assistant Secretary

c: Jerry J. O'Connor, Trustee
IBEW Pension Benefit Fund

AMERICAN ELECTRIC POWER

American Electric Power
1 Riverside Plaza
Columbus, OH 43215-2373
www.aep.com

Thomas G. Berkemeyer
Associate General Counsel

614/716-1648 (P)
614/716-1687 (F)
tgberkemeyer@aep.com

Securities Exchange Act of 1934
Rule 14a-8

VIA EXPRESS MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: American Electric Power Company, Inc.
File No. 1-3525**

December 17, 2003

Dear Madam or Sir:

American Electric Power Company, Inc. ("AEP") has received from Jerry J. O'Connor, Trustee of the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Fund"), on behalf of the Fund (the "Proponent") a letter, dated November 21, 2003, setting forth the text of a shareholder proposal and supporting statement (the "Proposal") that the Proponent intends to have included in AEP's proxy material relating to its 2004 Annual Meeting. The Proposal is attached hereto as Exhibit A.

This letter is to notify the Securities and Exchange Commission of AEP's intention to omit the Proposal from its proxy material relating to its 2004 Annual Meeting pursuant to Rule 14a-8(f)(1) and the reason for the intended omission.

AEP believes that the Proposal may be excluded from AEP's proxy materials pursuant to Rule 14a-8(f)(1) because the Proponent did not provide the required information within 14 days of the date the Proponent received our request for information. Rule 14a-8(f)(1) requires that a company, within 14 calendar days of receiving a shareholder proposal, provide the shareholder written notice of any defect and the shareholder must then respond to this notice within 14 calendar days of receiving the notice of defect. See correspondence from AEP to Proponent attached hereto as Exhibit B. To date, AEP has not received a response to its request for additional information regarding the Proponent's ownership of AEP's stock.

For the reasons set forth above, AEP believes that the Proposal may be omitted from its proxy materials in accordance with Rules 14a-8(f) because the Proponent has not satisfied the eligibility and procedural requirements under such rules. If the Staff disagrees with our conclusion that this Proposal may be omitted from the proxy materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

If you desire any additional information, please telephone the undersigned at (614) 716-1648.

Very truly yours,

Thomas G. Berkemeyer
Assistant Secretary

ATTACHMENT B

** TX STATUS REPORT ** AS OF DEC 16 '03 17:14 PAGE.01

THE BOSTON COMPANY

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	CMD#	STATUS
31	12/16	17:14	816147161603	EC--S	00'40"	002		OK

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Electric Power Company, Inc.
Incoming letter dated December 17, 2003

The proposal relates to severance agreements.

We are unable to concur in your view that AEP may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that AEP may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Keir D. Gumbs
Special Counsel